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                              November 2, 2023

       Fred Tannous
       Chief Executive Officer
       Nexscient, Inc.
       2029 Century Park East, Suite 400
       Los Angeles, California 90067

                                                        Re: Nexscient, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 19,
2023
                                                            File No. 333-274532

       Dear Fred Tannous:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 12 and continue to believe that you are a shell company as defined in
Rule 405. The definition of a shell company does not turn on the company's active
pursuit of a business plan, but rather on the scope of its business operations and assets.
You have not persuaded us that you have more than nominal
                                                        operations. In this
regard, we note that significant steps remain to be taken to develop your proposed product.
Please revise your disclosure to state that you are a shell company and provide appropriate
risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis
to support your claim that your business operations are more than nominal. For example,
provide us with further information with respect to your activities related to developing
your platform and quantify expenses incurred in that regard.
 Fred Tannous
FirstName
Nexscient, LastNameFred   Tannous
           Inc.
Comapany 2,
November   NameNexscient,
              2023         Inc.
November
Page 2     2, 2023 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology